                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                 (Amendment No. 4)

                              --------------------

                               PRIME RETAIL, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    741570105
                                 (CUSIP Number)

                               Michael W. Reschke
                              77 West Wacker Drive
                                   Suite 4200
                                Chicago, IL 60601
                                 (312) 917-1500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:

                             Michael E. Kernan, Esq.
                                 Jenner & Block
                                  One IBM Plaza
                                Chicago, IL 60611
                                 (312) 222-9350

                                  May 16, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 741570105
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael W. Reschke
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP,
      (a)
      (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
      NUMBER OF SHARES        7.     SOLE VOTING POWER -535,971
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH
--------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 7,595,929
--------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 535,971
--------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 7,595,929
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Individually beneficially owns 199,548 shares of Common Stock, $0.01 par value per share, of the Issuer ("Common Stock"), 9,552 shares of Series B Preferred Stock, $0.01 par value per share, of the Issuer ("Preferred Stock"), which is immediately convertible into 11,424 shares of Common Stock, and certain options to purchase 324,999 shares of Common Stock, which options have already vested or will vest within 60 days. May be deemed to share beneficial ownership of: (i) 251,300 shares of Common Stock directly owned by Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"); (ii) 5,557,000 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock at any time (or, at Issuer's election, cash of equivalent value), directly owned by Prime Financing Limited Partnership, an Illinois limited partnership ("PFLP");
(iii) 961,085 Common Units directly owned by Prime Group II, L.P., an Illinois limited partnership ("PG-II"); (iv) 721,912 Common Units directly owned by Prime Group V, L.P., an Illinois limited partnership ("PG-V"); and (v) 104,632 Common Units directly owned by Prime Group VI, L.P., an Illinois limited partnership ("PG-VI") by virtue of his position as managing general partner of PGLP and his ability to control PGLP, Inc. ("PGLPI"), Prime Finance, Inc. ("Prime Finance"), PFLP, PG-II, PG-V and PG-VI. PGLPI is the managing general partner of PG-II, PG-V and PG-VI. Prime Finance is the managing general partner of PFLP.
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES           / /
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Individually beneficially owns 199,548 shares of Common Stock, 9,552 shares of Preferred Stock and certain options to purchase 324,999 shares of Common Stock which, assuming conversion of the Preferred Stock and exercise of all vested options, constitute approximately 1.2% of the outstanding shares of Common Stock. May be deemed to share beneficial ownership of the approximately: (i) 251,300 shares of Common Stock directly owned by PGLP which constitute approximately 0.6% of the outstanding shares of Common Stock; (ii) 5,557,000 Common Units directly owned by PFLP which, assuming exchange of the Common Units, constitute approximately 11.3% of the outstanding shares of Common Stock;
(iii) 961,085 Common Units directly owned by PG-II which, assuming exchange of the Common Units, constitute approximately 2.2% of the outstanding shares of Common Stock; (iv) 721,912 Common Units directly owned by PG-V which, assuming exchange of the Common Units, constitute approximately 1.6% of the outstanding shares of Common Stock; and (v) 104,632 Common Units directly owned by PG-VI which, assuming exchange of the Common Units, constitute approximately 0.2% of the outstanding shares of Common Stock by virtue of his position as managing general partner of PGLP and his ability to control PGLPI, Prime Finance, PFLP, PG-II, PG-V and PG-VI.
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 741570105
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       PGLP, Inc.
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)
         (b) |X|
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

       Not Applicable
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Illinois, United States of America
--------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 0
--------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 1,787,629
--------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 1,787,629
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

May be deemed to share beneficial ownership of: (i) 961,085 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock, $0.01 par value per share, of the Issuer ("Common Stock") at any time (or, at the Issuer's election, cash of equivalent value), owned by Prime Group II, L.P., an Illinois limited partnership ("PG-II"); (ii) 721,912 Common Units owned by Prime Group V, L.P., an Illinois limited partnership ("PG-V"); and (iii) 104,632 Common Units owned by Prime Group VI, L.P., an Illinois limited partnership ("PG-VI"), by virtue of its position as managing general partner of each of PG-II, PG-V and PG-VI.
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

May be deemed to share beneficial ownership of: (i) 961,085 Common Units owned by PG-II which, assuming exchange of the Common Units, constitute approximately 2.2% of the outstanding shares of Common Stock; (ii) 721,912 Common Units owned by PG-V which, assuming exchange of the Common Units, constitute approximately 1.6% of the outstanding shares of Common Stock; and (iii) 104,632 Common Units owned by PG-VI which, assuming exchange of the Common Units, constitute approximately 0.2% of the outstanding shares of Common Stock, by virtue of its position as managing general partner of each of PG-II, PG-V and PG-VI.
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON - CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 741570105
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Prime Finance, Inc.
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)
       (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

            Not Applicable
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois, United States of America
--------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 0
--------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 5,557,000
--------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 5,557,000
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

May be deemed to share beneficial ownership of 5,557,000 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock, $0.01 par value per share, of the Issuer, at any time (or, at the Issuer's election, cash of equivalent value), directly owned by Prime Financing Limited Partnership, an Illinois limited partnership, by virtue of its position as managing general partner of Prime Financing Limited Partnership.
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

May be deemed to share beneficial ownership of 5,557,000 Common Units owned by Prime Financing Limited Partnership, which constitute approximately 11.3% equity interest in the Issuer, assuming exchange of the Common Units, by virtue of its position as managing general partner of Prime Financing Limited Partnership.
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 741570105
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Prime Group Limited Partnership
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)
       (b)  |X|
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

       00
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Illinois, United States of America
--------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 251,300
--------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 0
--------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 251,300
--------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      251,300 shares of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock")
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 0.6% equity interest in the Issuer
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 741570105
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Prime Financing Limited Partnership
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)
      (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois, United States of America
--------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 5,557,000
--------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 0
--------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER -5,557,000
--------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,557,000 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share ("Common Stock"), at any time or, at the Issuer's election, cash of equivalent value.
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 11.3% equity interest in the Issuer, assuming exchange of the Common Units.
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  741570105
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Prime Group II, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)
      (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois, United States of America
--------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 961,085
--------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 0
--------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 961,085
--------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

961,085 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      / /
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 2.2% equity interest in the Issuer, assuming exchange of the Common Units.
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  741570105
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Prime Group V, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)
      (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois, United States of America
--------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 721,912
--------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 0
--------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 721,912
--------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

721,912 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 1.6% equity interest in the Issuer, assuming exchange of the Common Units.
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  741570105
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Prime Group VI, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)
      (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois, United States of America
--------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 104,632
--------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 0
--------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 104,632
--------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

104,632 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 0.2% equity interest in the Issuer, assuming exchange of the Common Units.
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 741570105
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Prime Group, Inc.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP,
      (a)
      (b)
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      Not Applicable
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois, United States of America
--------------------------------------------------------------------------------
      NUMBER OF SHARES        7.     SOLE VOTING POWER - 0
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH
--------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 0
--------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

The Prime Group, Inc. ("PGI") disclaims any beneficial ownership in the securities that are the subject of this Schedule 13D/A. PGI's filing of this
Schedule 13D/A shall not be construed as an admission that PGI is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act, the beneficial owner of any securities covered by this Schedule 13D/A.

--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES           / /
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

PGI disclaims any beneficial ownership in the securities that are the subject of this Schedule 13D/A. PGI's filing of this Schedule 13D/A shall not be construed as an admission that PGI is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act, the beneficial owner of any securities covered by this Schedule 13D/A.
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON - CO
--------------------------------------------------------------------------------

            This Amendment No. 4 is filed to reflect the termination by The Prime Group, Inc. ("PGI") of the Agreement to Form Joint Venture described in
Item 6, and the withdrawal of PGI as a reporting person and member of the reporting group.

Item 1. Security and Issuer.

            This Amendment No. 4 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Prime Retail, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 100 East Pratt Street, Nineteenth Floor, Baltimore, Maryland 21202.

Item 2. Identity and Background.

            (a) and (f). This Amendment No. 4 to Schedule 13D is filed by each of Michael W. Reschke, an individual and a citizen of the United States of America ("Reschke"); PGLP, Inc., an Illinois corporation ("PGLPI"); Prime Finance, Inc., an Illinois corporation ("Prime Finance"); Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"); Prime Financing Limited Partnership, an Illinois limited partnership ("PFLP"); Prime Group II, L.P., an Illinois limited partnership ("PG-II"); Prime Group V, L.P., an Illinois limited partnership ("PG-V"); Prime Group VI, L.P., an Illinois limited partnership ("PG-VI"); and PGI, an Illinois corporation.

            Reschke (i) is the managing general partner of PGLP; (ii) owns an approximate 50.75% equity interest in PGLPI, which is the managing general partner of PG-II, PG-V and PG-VI; (iii) owns an approximate 50.75% equity interest in Prime International, Inc., which owns all of the issued and outstanding stock of Prime Finance, which is the managing general partner of PFLP; and (iv) owns an approximate 50.75% equity interest in PGI.

            (b)(i) The business address of each of Reschke, PGI, PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-V and PG-VI is:

                  c/o The Prime Group, Inc.
                  77 West Wacker Drive
                  Suite 4200
                  Chicago, Illinois 60601

            (ii) The business address of each person listed in paragraph
(c)(iii) of this Item 2 is:

                  c/o The Prime Group, Inc.
                  77 West Wacker Drive
                  Suite 4200
                  Chicago, Illinois 60601

            (c)(i) Reschke is the Chairman, President and Chief Executive Officer of PGI, the President and a member of the Board of Directors of PGLPI and Prime Finance and the Chairman of the Board of Trustees and a member of the Board of Trustees of Prime Group Realty Trust, a publicly traded real estate investment trust ("PGRT"). Reschke is also a member of the Board of Directors of the Company, a publicly traded corporation which qualifies for treatment as a real estate investment trust engaged in the ownership, development and management of factory outlet centers, and Horizon Group Properties, Inc., a publicly traded corporation which qualifies for treatment as a real estate investment trust engaged in the ownership, development and management of factory outlet centers. The principal business of PGI and PGLPI is the ownership, development and management of, and investment in, directly or indirectly, real estate. The principal business of PGRT is the acquisition, development, finance, construction, leasing, marketing, renovation and property management of office and industrial properties.

            (ii) The principal business of each of PGI, PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-V and PG-VI is the ownership, development and management of, and investment in, directly or indirectly, real estate.

            (iii) The following table sets forth the name and the principal occupation or employment of each director and executive officer (except Reschke (see paragraph (c)(i) of this Item 2)) of PGI, PGLPI and Prime Finance:

Name                           Present Principal Occupation or Employment
----                           ------------------------------------------

Robert J. Rudnik (A)(B)(C) ..  Executive Vice President, General Counsel and
                               Secretary of PGI; Vice President and Secretary of PGLPI and Prime Finance; Executive Vice President, General Counsel and Secretary of Brookdale Living Communities, Inc.

Gary J. Skoien ..............  Executive Vice President of PGI; Vice President
                               of PGLPI and Prime Finance; President, Chief
                               Executive Officer and Chairman of the Board of Horizon Group Properties, Inc.

Warren H. John (B)(C) .......  Vice President of PGI; Vice President and
                               Assistant Secretary of PGLPI

Mark K. Cynkar ..............  Senior Vice President and Chief Financial Officer
                               of PGI; Vice President of PGLPI and Prime Finance

Bohdan P. Hirniak ...........  Vice President/Land Development Division of PGI

Robert E. Lemke .............  Vice President/Single Family Housing of PGI

Paul A. Roehri ..............  Vice President/Director of Accounting of PGI;
                               Vice President of PGLPI

Edward J. John (C) ..........  Vice Chairman of PGI

--------------
(A) Director of Prime Finance
(B) Director of PGLPI
(C) Director of PGI

            All of the executive officers and directors of PGI, PGLPI and Prime Finance are citizens of the United States of America.

            (d) and (e) During the last five years, none of Reschke nor any of the executive officers of PGI, PGLPI or Prime Finance (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

            On April 27, 1999, 66,376 Common Units were distributed by Prime Group IV, L.P., an Illinois limited partnership ("PG-IV") to PGLP, and then transferred from PGLP to PG-V as a contribution to the capital of PG-V.

            On January 6, 2000, 31,080 and 45,464 Common Units were transferred by PG-IV and PG-V to PG-II, respectively.

Item 4. Purpose of Transaction.

            Reschke and PGLP own shares of Common Stock and PFLP, PG-II, PG-V and PG-VI own Common Units and currently hold such securities for investment purposes. Reschke intends to encourage management of the Company to take steps to enhance shareholder value. Reschke will continue to evaluate his ownership and voting position in the Company, taking into consideration a variety of factors including, without limitation, the market price of the Company's securities, the Company's business and prospects, other developments concerning the Company and general economic conditions.

            On December 22, 2000, the Company closed a refinancing of its assets and the sale of four of its outlet centers through a series of transactions that provided the Company with an aggregate of $174 million of net proceeds. The loans were provided by affiliates of Fortress Investment Fund LLC in a transaction that was reported by the Company on Form 8-K filed January 8, 2001 (as amended January 25, 2001) (the "Fortress Financing"). The Fortress Financing is secured by essentially all the Company's assets. Reschke believes that the holders of preferred stock of the Company will not receive any dividends for two or more years, and that the holders of common stock of the Company would not receive any dividends for the foreseeable future.

            As a result, Reschke intends to consider and discuss various strategic alternatives to the Company's current capital structure, individually and with other third parties that may be interested, from time to time. Such alternatives may include, but are not limited to, recapitalizations (debt or equity), asset acquisitions or divestitures, the Company's sale of newly-issued securities (debt or equity), acquiring additional shares of Common Stock or other securities of the Company in the open market, through a tender offer or in privately negotiated transactions, or other actions.

            Except as stated above, none of Reschke, PGI, PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-V or PG-VI has any current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs (a) through (j) of the instructions for this Item 4.

Item 5. Interest in Securities of the Issuer.

            (a) Reschke beneficially owns 199,548 shares of Common Stock, 9,552 shares of Preferred Stock, which are immediately convertible into 11,424 shares of Common Stock, and certain options to purchase 324,999 shares of Common Stock which, assuming conversion of the Preferred Stock and exercise of all vested options, constitute approximately 1.2% of the total outstanding shares of Common Stock. PGLP beneficially owns 251,300 shares of Common Stock which constitute approximately 0.6% of the outstanding shares of Common Stock. PFLP beneficially owns 5,557,000 Common Units which, assuming exchange of the Common Units, constitute approximately 11.3% of the outstanding shares of Common Stock. PG-II beneficially owns 961,085 Common Units which, assuming exchange of the Common Units, constitute approximately 2.2% of the outstanding shares of Common Stock. PG-V beneficially owns 721,912 Common Units which, assuming exchange of the Common Units, constitute approximately 1.6% of the outstanding shares of Common Stock. PG-VI beneficially owns 104,632 Common Units which, assuming exchange of the Common Units, constitute approximately 0.2% of the outstanding shares of Common Stock.

            By virtue of his position as managing general partner of PGLP and his ability to control PGLPI, Prime Finance, PFLP, PG-II, PG-V, and PG-VI, Reschke may be deemed to share beneficial ownership of the 251,300 shares of Common Stock directly owned by PGLP and the 5,557,000, 961,085, 721,912 and 104,632 Common Units owned by PFLP, PG-II, PG-V and PG-VI, respectively. Prime Finance may be deemed to share beneficial ownership of the 5,557,000 Common Units directly owned by PFLP because Prime Finance is the managing general partner of PFLP. PGLPI may be deemed to share beneficial ownership of the 961,085, 721,912 and 104,632 Common Units directly owned by PG-II, PG-V and PG-VI, respectively, because PGLPI is the managing general partner of each of PG-II, PG-V and PG-VI.

            (b) Reschke has the sole power to direct the vote and disposition of 199,548 shares of Common Stock and 9,552 shares of Preferred Stock, which are immediately convertible into 11,424 shares of Common Stock, directly owned by Reschke. PGLP has the sole power to direct the vote and disposition of the 251,300 shares of Common Stock directly owned by PGLP. PFLP has the sole power to direct the vote and disposition of the 5,557,000 Common Units owned by PFLP. Each of PG-II, PG-V and PG-VI has the sole power to direct the vote and disposition of the 961,085, 721,912 and 104,632 Common Units directly owned by PG-II, PG-V and PG-VI, respectively.

            By virtue of his position as managing general partner of PGLP and his ability to control PGLPI, Prime Finance, PFLP, PG-II, PG-V and PG-VI, Reschke may be deemed to share the power to direct the vote and disposition of the 251,300 shares of Common Stock directly owned by PGLP and the 5,557,000, 961,085, 721,912 and 104,632 Common Units directly owned by PFLP, PG-II, PG-V and PG-VI, respectively. Prime Finance may be deemed to share the power to direct the vote and disposition of the 5,557,000 Common Units directly owned by PFLP because Prime Finance is the managing general partner of PFLP. PGLPI may be deemed to share the power to direct the vote and disposition of the 961,085, 721,912 and 104,632 Common Units directly owned by PG-II, PG-V and PG-VI, respectively, because PGLPI is the managing general partner of each of PG-II, PG-V and PG-VI.

            (c) None of Reschke, PGI, PGLP, PFLP, PG-II, PG-V or PG-VI, nor, to the best of their knowledge, any of the executive officers or directors of PGI, PGLPI or Prime Finance, has effected any transaction in securities of the Company during the past 60 days.

            (d) Other than the following, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by Reschke, PGLP, PFLP, PG-II, PG-V or PG-VI, except for Reschke, PGLP, PFLP, PG-II, PG-V, PG-VI, PGLPI or Prime Finance:

            (1) Kemper Investors Life Insurance Company ("Kemper"), pursuant to a Pledge and Security Agreement [Lake Travis], dated as of March 22, 1994, by and between PG-II and Kemper (the "Original Kemper Pledge Agreement"), as amended by the First Amendment to Pledge and Security Agreement [Lake Travis], dated as of August 31, 1994, by and between PG-II and Kemper (the "First Amendment"), the Second Amendment to Pledge and Security Agreement
[Lake Travis], dated as of June 12, 1995, by and between PG-II and Kemper
(the "Second Amendment"), the Third Amendment to Pledge and Security
Agreement [Lake Travis], dated as of February 19, 1997, by and between PG-II and Kemper (the "Third Amendment"), the Fourth Amendment to Pledge and
Security Agreement [Lake Travis], dated as of April 9, 1997, by and between PG-II and Kemper (the "Fourth Amendment"), the Fifth Amendment to Pledge and Security Agreement [Lake Travis], dated as of April 7, 1998, by and between PG-II and Kemper (the "Fifth Amendment"), the Sixth Amendment to Pledge and Security Agreement [Lake Travis], dated as of June 15, 1998, by and between PG-II and Kemper, the Seventh Amendment to Pledge and Security Agreement
[Lake Travis], dated as of September 30, 1998, by and between PG-II and Kemper (the "Seventh Amendment"), the Eighth Amendment to Pledge and Security Agreement [Lake Travis], dated as of December 31, 1998, by and between PG-II and Kemper, the Ninth Amendment to Pledge and Security Agreement [Lake Travis], dated as of March 31, 1999, by and between PG-II and Kemper, the Tenth Amendment to Pledge and Security Agreement [Lake Travis], dated as of
September 1, 1999, by and between PG-II and Kemper, the Eleventh Amendment to Pledge and Security Agreement [Lake Travis], dated as of December 20,
1999, by and between PG-II and Kemper (the "Eleventh Amendment"), and the Twelfth Amendment to Pledge and Security Agreement [Lake Travis], dated as of May 7, 2000, by and between PG-II and Kemper (as amended, the "Kemper Pledge Agreement");

            (2) Lumbermens Mutual Casualty Company ("LMCC"), pursuant to a Pledge and Security Agreement [150 N. Riverside] dated as of March 22, 1994 made by KILICO Realty Corporation and Kemper to LMCC, as amended by the First Amendment to Pledge and Security Agreement [150 N. Riverside] effective as of September 1, 1995 by and between PG-V and LMCC (the "First Amendment to LMCC Pledge Agreement") (as amended, the "LMCC Pledge Agreement");

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Pursuant to the Kemper Pledge Agreement, PG-II pledged 690,276 Common Units to secure certain obligations of PG-II under the Limited Recourse Guaranty [Lake Travis] made as of March 22, 1994 in favor of Kemper (the "Original Kemper Guaranty"), as amended by the First Amendment to Limited Recourse Guaranty [Lake Travis], dated as of August 31, 1994, by and between PG-II and Kemper (the "First Amendment to Kemper Guaranty") (as amended, the "Kemper Guaranty"), issued by PG-II with respect to credit support issued by Kemper to an affiliate of PG-II.

            Pursuant to the Second Amendment, PG-II's pledge was increased to 785,852 Common Units in order to secure certain obligations of PG-II under the Kemper Guaranty.

            Pursuant to the Third Amendment, Kemper released 40,227 Common Units resulting in a total pledge by PG-II of 745,625 Common Units in order to secure certain obligations of PG-II under the Kemper Guaranty.

            Pursuant to the Fourth Amendment, PG-II's pledge was increased to 845,625 Common Units in order to secure certain obligations of PG-II under the Kemper Guaranty.

            Pursuant to the Fifth Amendment, Kemper released 106,292 Common Units resulting in a total pledge by PG-II of 739,333 Common Units in order to secure certain obligations of PG-II under the Kemper Guaranty.

            Pursuant to the Seventh Amendment, PG-II's pledge was increased to 884,541 Common Units in order to secure certain obligations of PG-II under the Kemper Guaranty.

            Pursuant to the Eleventh Amendment, PG-II's pledge was increased to 961,085 Common Units in order to secure certain obligations of PG-II under the Kemper Guaranty.

            Pursuant to the LMCC Pledge Agreement, PG-V has currently pledged to LMCC 598,346 Common Units as security for the obligations of PG-V to LMCC under the Limited Recourse Guaranty [150 N. Riverside] made March 22, 1994 by KILICO Realty Corporation and Kemper in favor of LMCC (the "Original LMCC Guaranty"), as amended by the First Amendment to Limited Recourse Guaranty [150 N. Riverside] effective as of September 1, 1995 by and between PG-V and LMCC (the "First Amendment to LMCC Guaranty") (as amended, the "LMCC Guaranty"), to secure the repayment of a loan note by LMCC to an affiliate of PG-V.

            The Original Kemper Pledge Agreement, the First Amendment, the
Second

Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Seventh Amendment, the Eleventh Amendment, the Original Kemper Guaranty, the First Amendment to Kemper Guaranty, the LMCC Pledge Agreement, the First Amendment to LMCC Pledge Agreement, the Original LMCC Guaranty, and the First Amendment to LMCC Guaranty are attached hereto as Exhibits I, II, III, IV, V, VI, VII, VIII, IX, X, XI, XII, XIII, XIV, respectively, and incorporated herein by reference.

            On November 2, 2000, PGI entered into an Agreement to Form Joint Venture and to Acquire Preferred and Common Equity Securities (the "Agreement to Form Joint Venture") with Outlet Mall Acquisition Company, L.L.C. ("OMAC"), a Delaware limited liability company, International Financial Company I, LLC ("IFC"), and Devonwood Investors I, L.L.C. ("Devonwood"). Under the Agreement to Form Joint Venture, PGI conditionally agreed to join with IFC and Devonwood as members of OMAC for the purpose of, among other things, (a) making a $100 million 5 year loan to Prime Retail L.P., (b) making an equity contribution of $30 million to Prime Retail L.P., and (c) pursuant to a separate agreement with the Board of Directors of Prime Retail, Inc., purchasing no less than a majority of the common and preferred stock of the Company through the commencement of a public tender offer. The Agreement to Form Joint Venture was to become effective only upon the execution of a definitive and binding agreement between OMAC and the Company and approval by the Company's Board of Directors. This summary of the Agreement to Form Joint Venture does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement to Form Joint Venture, a copy of which is filed as Exhibit XVII hereto. PGI terminated the Agreement to Form Joint Venture by letter dated May 16, 2001, a copy of which is attached hereto as Exhibit XIX.

            As a result of the termination of the Agreement to Form Joint Venture, PGI is not part of any group, as such term is used in Rule 13d-5, and has no interest in the Company's securities.

Item 7. Material to be Filed as Exhibits.

            Exhibit I Pledge and Security Agreement [Lake Travis] dated as of March 22, 1994 by and between PG-II and Kemper*

            Exhibit II First Amendment to Pledge and Security Agreement [Lake Travis] dated as of August 31, 1994 by and between PG-II and Kemper*

            Exhibit III Second Amendment to Pledge and Security Agreement [Lake Travis] dated as of June 12, 1995 by and between PG-II and Kemper*

            Exhibit IV Third Amendment to Pledge and Security Agreement [Lake Travis] dated as of February 19, 1997 by and between PG-II and Kemper*

            Exhibit V Fourth Amendment to Pledge and Security Agreement [Lake Travis] dated as of April 9, 1997 by and between PG-II and Kemper*

            Exhibit VI Fifth Amendment to Pledge and Security Agreement [Lake Travis] dated as of April 7, 1998 by and between PG-II and Kemper*

            Exhibit VII Seventh Amendment to Pledge and Security Agreement [Lake Travis] dated as of September 30, 1998 by and between PG-II and Kemper*

            Exhibit VIII Eleventh Amendment to Pledge and Security Agreement [Lake Travis] dated as of December 20, 1999 by and between PG-II and Kemper*

            Exhibit IX Limited Recourse Guaranty [Lake Travis] made by PG-II as of March 22, 1994 in favor of Kemper*

            Exhibit X First Amendment to Limited Recourse Guaranty dated as of August 31, 1994 by and between PG-II and Kemper*

            Exhibit XI Pledge and Security Agreement [150 N. Riverside] dated as of March 22, 1994 made by KILICO Realty Corporation and Kemper to LMCC*

            Exhibit XII   First Amendment to Pledge and Security Agreement [150
                          N. Riverside] effective as of September 1, 1995 by and between PG-V and LMCC*

            Exhibit XIII Limited Recourse Guaranty [150 N. Riverside] made as of March 22, 1994 by KILICO Realty Corporation and Kemper in favor of LMCC*

            Exhibit XIV First Amendment to Limited Recourse Guaranty [150 N. Riverside] effective September 1, 1995 by and between PG-V and LMCC*

            Exhibit XV    Letter Proposal of PGI to Company dated September
                          20, 2000*

            Exhibit XVI   Letter Proposal of PGI to Company dated
                          October 27, 2000*

            Exhibit XVII Agreement to Form Joint Venture to Acquire Preferred & Common Equity Securities dated November 2, 2000*

            Exhibit XVIII Joint Filing Statement dated November 7, 2000 by and among Reschke, PGLPI, PGI, Prime Finance, PGLP, PFLP, PG-II, PG-V and PG-VI*

            Exhibit XIX Letter dated May 16, 2001, terminating Agreement to Form Joint Venture

            -----------
            *Previously filed

                                    SIGNATURE

            After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.


                                   /s/  Michael W. Reschke
                                   -----------------------------------
                                   Michael W. Reschke

                                   Dated: May 22, 2001

                                    SIGNATURE

            After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

                                   PGLP, INC.


                                   By: /s/  Michael W. Reschke
                                       -------------------------------
                                   Name: Michael W. Reschke
                                   Title: President

                                   Dated: May 22, 2001

                                    SIGNATURE

            After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

                                   PRIME FINANCE, INC.


                                   By: /s/  Michael W. Reschke
                                       -------------------------------
                                   Name: Michael W. Reschke
                                   Title: President

                                   Dated: May 22, 2001

                                    SIGNATURE

            After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

                                   PRIME GROUP LIMITED PARTNERSHIP


                                   By: /s/  Michael W. Reschke
                                       -------------------------------
                                   Name: Michael W. Reschke
                                   Title: Managing General Partner

                                   Dated: May 22, 2001

                                    SIGNATURE

            After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

                                   PRIME FINANCING LIMITED PARTNERSHIP
                                   By: Prime Finance, Inc., its managing
                                       general partner


                                   By: /s/  Michael W. Reschke
                                       -------------------------------
                                   Name: Michael W. Reschke
                                   Title: President

                                   Dated: May 22, 2001

                                    SIGNATURE

            After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

                                   PRIME GROUP II, L.P.
                                   By: PGLP, Inc., its managing general partner


                                   By: /s/  Michael W. Reschke
                                       -------------------------------
                                   Name: Michael W. Reschke
                                   Title: President

                                   Dated: May 22, 2001

                                    SIGNATURE

            After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

                                   PRIME GROUP V, L.P.
                                   By: PGLP, Inc., its managing general partner


                                   By: /s/  Michael W. Reschke
                                       -------------------------------
                                   Name: Michael W. Reschke
                                   Title: President

                                   Dated: May 22, 2001

                                    SIGNATURE

            After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

                                   PRIME GROUP VI, L.P.
                                   By: PGLP, Inc., its managing general partner


                                   By: /s/  Michael W. Reschke
                                       -------------------------------
                                   Name: Michael W. Reschke
                                   Title: President

                                   Dated: May 22, 2001

                                    SIGNATURE

            After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

                                   THE PRIME GROUP, INC.


                                   By: /s/  Michael W. Reschke
                                       -------------------------------
                                   Name: Michael W. Reschke
                                   Title: President

                                   Dated: May 22, 2001

                                  EXHIBIT INDEX

      Exhibit No.       Document
      -----------       --------

      Exhibit I Pledge and Security Agreement [Lake Travis] dated as of March 22, 1994 by and between PG-II and Kemper*

      Exhibit II First Amendment to Pledge and Security Agreement [Lake Travis] dated as of August 31, 1994 by and between PG-II and Kemper*

      Exhibit III Second Amendment to Pledge and Security Agreement [Lake Travis] dated as of June 12, 1995 by and between PG-II and Kemper*

      Exhibit IV Third Amendment to Pledge and Security Agreement [Lake Travis] dated as of February 19, 1997 by and between PG-II and Kemper*

      Exhibit V Fourth Amendment to Pledge and Security Agreement [Lake Travis] dated as of April 9, 1997 by and between PG-II and Kemper*

      Exhibit VI Fifth Amendment to Pledge and Security Agreement [Lake Travis] dated as of April 7, 1998 by and between PG-II and Kemper*

      Exhibit VII Seventh Amendment to Pledge and Security Agreement [Lake Travis] dated as of September 30, 1998 by and between PG-II and Kemper*

      Exhibit VIII Eleventh Amendment to Pledge and Security Agreement [Lake Travis] dated as of December 20, 1999 by and between PG-II and Kemper*

      Exhibit IX Limited Recourse Guaranty [Lake Travis] made by PG-II as of March 22, 1994 in favor of Kemper*

      Exhibit X First Amendment to Limited Recourse Guaranty dated as of August 31, 1994 by and between PG-II and Kemper*

      Exhibit XI Pledge and Security Agreement [150 N. Riverside] dated as of March 22, 1994 made by KILICO Realty Corporation and Kemper to LMCC*

      Exhibit XII First Amendment to Pledge and Security Agreement [150 N. Riverside] effective as of September 1, 1995 by and between PG-V and LMCC*

      Exhibit XIII Limited Recourse Guaranty [150 N. Riverside] made as of March 22, 1994 by KILICO Realty Corporation and Kemper in favor of LMCC*

      Exhibit XIV First Amendment to Limited Recourse Guaranty [150 N. Riverside] effective September 1, 1995 by and between PG-V and LMCC*

      Exhibit XV        Letter Proposal of PGI to Company dated September 20,
                        2000*

      Exhibit XVI       Letter Proposal of PGI to Company dated October 27,
                        2000*

      Exhibit XVII Agreement to Form Joint Venture to Acquire Preferred & Common Equity Securities dated November 2, 2000*

      Exhibit XVIII Joint Filing Statement dated November 7, 2000 by and among Reschke, PGLPI, PGI, Prime Finance, PGLP, PFLP, PG-II, PG-V and PG-VI*

      Exhibit XIX Letter dated May 16, 2001, terminating Agreement to Form Joint Venture

      -------------
      *Previously filed